SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated December 22, 2004, updating the Registrant’s guidance for fourth quarter of 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: December 23, 2004

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated December 22, 2004, updating the Registrant’s guidance for fourth quarter of 2004.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC UPDATES GUIDANCE FOR 2004 FOURTH QUARTER

•	Set out below is a copy of the full text of the press release made by the Company on 22 December, 2004 of its business update for the 2004 fourth quarter. The original 2004 fourth quarter outlook and guidance was included in SMIC’s announcement of results for the three months ended 30 September, 2004 on 28 October, 2004, available at www.smics.com.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on 22 December, 2004.

Set out below is a copy of the full text of the press release made by the Company on 22 December, 2004 of its business update for the 2004 fourth quarter:

SMIC UPDATES GUIDANCE FOR 2004 FOURTH QUARTER

SHANGHAI – 22 December, 2004 – Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 0981) (“SMIC”) today released its business update for the 2004 fourth quarter. The original fourth quarter outlook was published in SMIC’s third quarter 2004 earnings release on 28 October, 2004, available at www.smics.com.

SMIC’s wafer shipment is expected to increase approximately 15% q-on-q, which is within the range of the original guidance. Blended ASP in the fourth quarter is expected to be 1%-2% below the low end of the original guidance.

Gross margin for the fourth quarter was expected to remain at the same level as the third quarter in the prior guidance. Based on the latest assessment, gross margin for the fourth quarter is now expected to be approximately 6% lower than the previous quarter mainly due to lower DRAM ASP and inventory charge as a result of declining estimated market values.

Operating expenses as percentage of sales, excluding foreign exchange gain or loss, in the fourth quarter will be approximately 18%, in line with original guidance of mid to high teen. The increase of operating expenses as a percentage of sales over the previous quarter is mainly driven by the expected increase in R&D expenditure relating to our Beijing 12 inch fab in the fourth quarter as well as our 90nm development project.

In summary, SMIC attributes the revised guidance to the following factors:

–	Worldwide semiconductor business activities have slowed down in the fourth quarter of 2004, which is consistent with the overall trend in the industry.

–	SMIC anticipates inventory charge to be negatively impacted by the declining market value of certain product lines.

ABOUT SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced pilot production at its 12-inch wafer fabrication facility in Beijing. SMIC maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, and ISO14001 certifications. For more information, please visit http://www.smics.com/.

Safe harbor statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclically and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its registration statement on Form F-1, as amended, filed with the SEC on 11 March, 2004, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on 8 March, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contacts:

Jimmy Lai	Calvin Lau
Investor Relations Department	Investor Relations Department
Tel: 86-21-5080-2000, ext. 16088	Tel: 86-21-5080-2000, ext. 16693
Fax: 86-21-5080-3619	Fax: 86-21-5080-3619

Evonne Hwang
Investor Relations Department
Tel: 86-21-5080-2000, ext. 16275
Fax: 86-21-5080-3619

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chairman

Shanghai, PRC

22 December 2004

*	for identification only.